



JIMINY'S
CHEWY TREATS
SWEET POTATO & PEAS RECIPE
SUSTAINABLE
3 CALORIES PER TREAT
GUT FRIENDLY
WITH PROTEIN FROM CRICKETS

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Jiminy's Inc
Small Business Bond™

Bond Terms:

Bond Yield: 11.25%
Target Raise Amount: $50,000
Offering End Date: December 20, 2024

Repayment Period: 2 years (24 months)
Minimum Raise Amount: $10,000

Company Details:

Name: Jiminy's Inc
Founded: June 8, 2016
Address: 1831 Solano Ave, 8510
Berkeley, CA 94707

Industry: Misc. Nondurable Goods Wholesalers
Employees: 3
Website: https://jiminys.com/

Use of Funds Allocation:

If the maximum raise is met:

$47,000 (94.00%) – of the proceeds will go towards working capital- inventory
$3,000 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 32,000 Followers



SMBX

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Business Metrics:

	FY22	FY23	YTD 10/31/2024
Total Assets	$2,324,482	$1,819,622	$1,042,865
Cash & Cash Equivalents	$554,889	$871,688	$139,591
Accounts Receivable	$0	$0	$0
Short-term Debt	$1,812,299	$1,006,581	$876,354
Long-term Debt	$6,930,962	$9,801,576	$9,885,808
Revenue	$2,804,119	$2,436,277	$1,612,158
Cost of Goods Sold	$1,652,582	$1,807,660	$807,446
Taxes	$0	$0	$0
Net Income	-$3,435,927	-$2,569,757	-$1,000,762

Recognition:

Jiminy's Inc (DBA Jiminy's) dog food, treats, and dental chews are made by using sustainable and nutritious protein from crickets and black soldier flies. The alternative proteins meet a growing consumer demand that addresses allergies, diarrhea, skin, coat, and other gut-related issues.

About:

Jiminy's Inc (DBA Jiminy's) is disrupting the pet industry with a line of next-generation pet foods using insect proteins and high-quality ingredients to deliver exceptional pet nutrition.

For more information, contact our Customer Support Team at support@thesmbx.com

SMBx